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Date: 08/04/2008	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: RUBICON MINERALS CORPORATION

Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	07/05/2008
Record Date for Voting (if applicable) :	07/05/2008
Meeting Date :	17/06/2008
Meeting Location (if available) :	Suite 1540-800 W. Pender St. Vancouver, BC V6C 2V6
Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	07/05/2008
Record Date for Voting (if applicable) :	07/05/2008
Meeting Date :	17/06/2008
Meeting Location (if available) :	Suite 1540-800 W. Pender St. Vancouver, BC V6C 2V6

Voting Security Details:

Description
CUSIP Number
ISIN

COMMON
780911103
CA7809111031

Description	CUSIP Number	ISIN
COMMON	780911103	CA7809111031

Sincerely,

Computershare Trust Company of Canada/
Computershare Investor Services Inc.

Agent for

RUBICON MINERALS CORPORATION